

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2012

<u>Via E-mail</u>
David Temple
Chief Executive Officer
Tarheel Billboard Inc.
933 Poindexter Dr.
Charlotte, NC 28209

> **Re: Tarheel Billboard Inc.**
> **Registration Statement on Form S-1**
> **Filed September 7, 2012**
> **File No. 333-183781**

Dear Mr. Temple:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your disclosure that your company is a shell company. As a result, please revise your disclosure to state that the sales price to the public will be fixed for the duration of the offering. Identify your selling shareholders as underwriters. In addition, make conforming changes throughout the prospectus (e.g. plan of distribution).

2. Prominently disclose on the prospectus cover page that an investment in the company's stock is a highly illiquid investment.

Prospectus Summary, page 2

Operating History, page 2

3. Please revise this section to expand your disclosure, for example, by including the date
    and location of incorporation. We note that you disclose on pages 14 and 21 that you
    were incorporated in the State of Nevada on July 20, 2012.

Risk Factors, page 5

4. We note that you have elected to use the extended transition period for complying with
    new or revised accounting standards under Section 102(b)(1). Please revise your
    disclosure to include a risk factor discussing explaining that this election allows you to
    delay the adoption of new or revised accounting standards that have different effective
    dates for public and private companies until those standards apply to private companies.
    Please state in your risk factor that, as a result of this election, your financial statements
    may not be comparable to companies that comply with public company effective dates.

5. Here and elsewhere in your registration statement you state that you have not yet
    developed your website. However, it appears that www.tarheelbillboard.com is
    associated with your business. Please revise your disclosure accordingly. We note that
    this website is not fully functional.

Inadequate Financial Projections and Financial Projections Require Caution, page 6

6. Since you are not providing any financial projections for your business, it is not clear
    why you need either of these risk factors. Please revise your disclosure accordingly.

We May Be Considered a Shell Company…, page 8

7. Revise this risk factor to definitively state that you are a shell company and clarify the
    conditions that must occur before resales of restricted stock are permitted.

Description of Business, page 14

8. Revise throughout your prospectus to clarify the state of your business. For example,
    your statements highlighting the "expansion" of your operations (page 6) and "increasing
    profitability" (page 15) seem premature.

Business of Issuer, page 14

9. Please explain how you plan to grow your advertisers to 18.75 over months 2 and 3.
    Clarify how you can have a fraction of an advertiser.

Services, page 15

10. We note that you plan to grow your business in future months including taking on responsibility for the maintenance of your screens and other operational activities. Please revise your disclosure where appropriate to discuss how you plan to carry out these activities. We note that you currently have one part-time employee, who is also your sole executive officer and director. We note that you currently have no leases or equipment. We also note your disclosure on page 20.

Milestones, page 16

11. Provide more detail as to how you plan to achieve your milestones or caution investors about their speculative nature.

Market Analysis, page 17

12. Please revise your disclosure to provide a basis for your statement that "[d]igital billboards are the future of mass marketing advertising."

Market Segmentation, page 18

13. Please revise the list under your disclosure stating that you have identified the top six advertisers that you must draw to each new billboard. The list following this statement does not reflect advertisers.

Marketing Strategy, page 18

14. Please expand your disclosure to explain "The Breakfast Club." This appears to be an important part of your business plan, but it is unclear how this directory relates to your business.

15. Much of this section appears to be based upon your sales material. Please revise to remove the promotional tone of your disclosure.

Sales Forecast, page 20

16. In this section you state that you will install one billboard in Charlotte, NC "in June 2012." However, we note that you were not incorporated until July 2012 and your other disclosure indicates you have not yet installed any billboards. Please revise accordingly. In addition, please cite your basis for your belief that you may have up to 13 billboards in your first year of business.

Liquidity and Capital Resources, page 22

17. We note your statement that $150,000 should be sufficient to fund your operations for the next 12 months, "so long as we keep our operations to a minimum…" Please clarify what you mean by minimal operations.

Market for Common Equity and Related Stockholders Matters, page 23

18. Please correct this section to make clear that only a market maker can apply to have your stock quoted on the Over-the-Counter Bulletin Board.

Executive Compensation, page 24

19. Please clarify how the stock granted to Mr. Temple is "restricted."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dean Suehiro, Senior Staff Accountant, at 202-551-3384 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Jillian Sidoti, Esq.